Exhibit 97.1

OCEANPAL INC.
POLICY REGARDING THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

I.	Introduction

The Board of OceanPal Inc., a Marshall Islands corporation (the “Company”), is dedicated to maintaining and enhancing a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. In accordance with the applicable rules of The Nasdaq Stock Market (the “Exchange Rules”), and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board has therefore adopted this Policy, which provides for the recoupment, otherwise referred to as “clawback”, of certain erroneously awarded Incentive-Based Compensation from Executive Officers in the event of an Accounting Restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws, and which is intended to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section II.

II.	Definitions

(1)
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” or reissuance restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” or revision restatement). For the avoidance of doubt, in no event will a restatement of the Company’s financial statements that is not due in whole or in part to the Company’s material noncompliance with any financial reporting requirement under applicable law (including any rule or regulation promulgated thereunder) be considered an Accounting Restatement under this Policy. For example, a restatement due exclusively to a retrospective application of any one or more of the following will not be considered an Accounting Restatement under this Policy: (i) a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(2)	“Board” means the Board of Directors of the Company.

(3)
“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by an Executive Officer (i) on or after the effective date of the applicable Exchange rules adopted in order to comply with Rule 10D-1, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to the applicable Incentive-Based Compensation (whether or not such Executive Officer is serving as such at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

(4)
“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(5)
“Committee” means the Compensation Committee of the Company (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board).

(6)
“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(7)	“Exchange” means the Nasdaq Stock Market.

(8)
“Executive Officer” means each individual who is (a) a current or former executive officer, as determined by the Committee (as defined below) in accordance with Section 10D and Rule 10D-1 of the Exchange Act and the listing standards of the Exchange, (b) a current or former employee who is classified by the Committee as an executive officer of the Company, which includes without limitation any of the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs policy-making functions for the Company (including executive officers of a parent or subsidiary if they perform policy-making functions for the Company), and (3) an employee who may from time to time be deemed subject to the Policy by the Committee. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K.

(9)
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(10)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(11)	“Exchange Effective Date” means October 2, 2023.

(12)	“Policy” means this Clawback Policy, as the same may be amended and/or restated from time to time.

(13)
Incentive-Based Compensation will be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation documentation is attained, even if (a) the payment or grant of the Incentive-Based Compensation to the Executive Officer occurs after the end of that period or (b) the Incentive-Based Compensation remains contingent and subject to further conditions thereafter, such as time-based vesting.

(14)
“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(15)	“SARs” means shareholder appreciate rights.

(16)	“SEC” means the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

 For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

•	Non-equity incentive plan awards that are earned based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal;
•	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;
•	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;
•
Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

•	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

•	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);
•	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;
•	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;
•
Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., completion of a project, acquiring a specified number of vessels, attainment of a certain market share); and

•
Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures (e.g., a time-vested award, including time-vesting stock options or restricted share rights).

IV.	Administration and Interpretation

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly deliver written notice to each Executive Officer containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. For the avoidance of doubt, recovery of Erroneously Awarded Compensation is on a “no fault” basis, meaning that it will occur regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.

The Committee is authorized to interpret and construe this Policy and to make all determinations and to take such actions as may be necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Exchange Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or the Exchange promulgated or issued in connection therewith.

V.	Recovery of Erroneously Awarded Compensation

(1)
In the event of an Accounting Restatement, the Committee shall promptly determine in good faith the amount of any Erroneously Awarded Compensation Received in accordance with the Exchange Rules and Rule 10D-1 for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation (without regard to any taxes paid thereon by the Executive Officer) and a demand for repayment or return, as applicable.

a.
Cash Awards. With respect to cash awards, the Erroneously Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

b.
Cash Awards Paid from Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

c.
Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously Awarded Compensation is the number of such securities Received in excess of the number that should been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee shall determine the amount which most reasonably estimates the Erroneously Awarded Compensation.

d.
Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, (i) the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (ii) the Committee shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Exchange in accordance with applicable listing standards.

(2)
The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section VI below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(3)
To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy. To the extent that the Erroneously Awarded Compensation is recovered under a foreign recovery regime, the recovery would meet the obligations of Rule 10D-1.

(4)
To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal and other collection related fees) by the Company in recovering such Erroneously Awarded Compensation.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section V above if the Committee determines that recovery would be impracticable and any of the following three conditions are met.

(1)
The Committee has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. In order for the Committee to make this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) to recover, and provide such documentation to the Exchange;

(2)
Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and a copy of the opinion is provided to Exchange;

(3)
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

VII.	Recoupment Period Covered and Amount

If an Accounting Restatement occurs, the Committee shall review all Incentive-Based Compensation that was granted, vested or earned on the basis of having met or exceeded Financial Reporting Measures and that was Received by an Executive Officer during the Clawback Period. With respect to each Executive Officer, the Committee shall, as provided under this Policy, seek to require the forfeiture or repayment of (1) the Erroneously Awarded Compensation, whether vested or unvested and including proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure, Received during the Clawback Period in the event of an Accounting Restatement, and (2) to the extent the Executive Officer engages in Detrimental Conduct, applicable Incentive-Based Compensation received thereafter.

Compensation shall be deemed to have been Received in the fiscal period in which the Financial Reporting Measure is attained, even if the Incentive-Based Compensation is not actually paid until a later date or where the compensation is subject to additional service-based or non-financial goal-based vesting conditions after the period ends. The amount to be recovered will be as provided for in this Policy.

VIII.	Method of Recovery of Erroneously Awarded Compensation

The Committee will determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation:

(1)	Requiring reimbursement of cash Incentive-Based Compensation previously paid;
(2)	Seeking recovery of any gain realized on the granting, vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards;
(3)	Offsetting the recouped amount from any compensation otherwise owed by the Company or its affiliates to the Executive Officer;
(4)	Cancelling outstanding vested or unvested equity or equity-based awards and/or reducing outstanding future payments due or possibly due in respect of amounts already Received; and/or
(5)	Taking any other remedial and recovery action permitted by law, as determined by the Committee.

IX.	Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the rules and applicable filings required to be made with the SEC.

X.	No Indemnification

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy). While an Executive Officer may purchase a third-party insurance policy to fund potential recovery obligations under this Policy, the Company may not pay or reimburse the Executive Officer for premiums for such an insurance policy.

XI.	Effective Date

This Policy shall be effective as of the Exchange Effective Date.

XII.	Amendment; Termination

The Committee and thereafter, the Board, may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with the requirements of any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this Section XII to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XIII.	Other Recovery Rights

This Policy will be applied to the fullest extent of the law. The Board and/or the Committee may, to the fullest extent of the law, require that any employment agreement, equity award agreement, or other plan, agreement or arrangement providing for incentive compensation shall, as a condition to the grant, receipt or vesting of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, including requiring the execution of the attestation and acknowledgement set forth in Exhibit A to this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity or equity-based plan or award agreement, or other plan, agreement or arrangement providing for incentive compensation and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIV.	Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, executors, administrators, permitted transferees, permitted assignees or other legal representatives, and shall inure to the benefit of any successor or assignee of the Company.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY REGARDING THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

•	I have received and read the attached Policy Regarding the Recovery of Erroneously Awarded Compensation (this “Policy”).

•
I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:

Printed Name:

Date: